EXHIBIT 12.1

	Ratio of Earnings to Fixed Charges
	(dollars in thousands, except ratio data)
	Six months ended	Year ended December 31,
	June 30, 2008	2007	2006	2005	2004	2003
Fixed Charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$19,709	$39,341	$29,492	$17,849	$22,868	$23,723

Interest expense on portion of rent expense representative of interest	10,038	20,211	19,899	14,614	9,089	7,604

Total Fixed Charges	$29,747	$59,552	$49,391	$32,463	$31,957	$31,327

Earnings (Loss):
Net loss before provision for income taxes	$(121,106)	$(262,448)	$(251,173)	$(239,439)	$(242,898)	$(185,324)
Fixed Charges per above	29,747	59,552	49,391	32,463	31,957	31,327

Total Earnings (Loss)	$(91,359)	$(202,896)	$(201,782)	$(206,976)	$(210,941)	$(153,997)

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—

Coverage deficiency (1)(2)(3)	$(121,106)	$(262,448)	$(251,173)	$(239,439)	$(242,898)	$(185,324)

(1)	The Company’s Coverage deficiency for 2008 includes a gain on the sale of an equity investment of $32,518.

(2)	The Company’s Coverage deficiency for 2006 includes charges for lease termination and restructuring costs of $29,510 partially offset by a gain on the sale of an equity investment of $14,759.

(3)	The Company’s Coverage deficiency for 2004 includes net charges of $12,975, relating to a $15,408 charge for restructuring partially offset by a gain recognized on the extinguishment of debt of $2,433.